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                               EXHIBIT 99.3:     FORM OF LETTER TO SHAREHOLDERS.


                                  TRICOM, S.A.
                            Ave. Lope De Vega No. 95
                        Santo Domingo, Dominican Republic

                                [______ __], 2001

Dear Shareholder:

         Enclosed are the prospectus and other materials relating to the Rights Offering by TRICOM, S.A. ("TRICOM"). Please carefully review the prospectus, which describes how you can participate in the Rights Offering. You will be able to exercise your Subscription Rights to purchase additional American Depositary Shares, each representing one share of Class A common stock, par value RD$10 per share ("ADS"), of TRICOM only during a limited period. You will find answers to some frequently asked questions about the Rights Offering beginning on page ______ of the prospectus. You should also refer to the detailed Instructions for Use of TRICOM, S.A. Subscription Certificates, included with this letter. The exercise of Subscription Rights will be irrevocable.


SUMMARY OF THE TERMS OF THE OFFERING

         o You will receive [ ] non-transferable Subscription Right for each ADS of TRICOM you owned on [____], 2001. You will be ables to purchase one ADS for each Subscription Right exercised, but you may not purchase fractional ADSs; TRICOM will round your number of Subscription Rights down to the nearest whole number. For example, if you own 100 ADSs, you will receive [ ] Subscription Rights which will entitle you to purchase up to an aggregate of [____] ADSs.

         o You may purchase one ADS for each Subscription Right you receive at the Subscription Price of $[ ] per ADS. This right is referred to as the Basic Subscription Privilege.

         o If you fully exercise the Basic Subscription Privilege issued to you, you may subscribe for additional shares through the Oversubscription Privilege. If Tricom's other shareholders receiving Subscription Rights do not elect to purchase all of the shares offered under their basic subscription privilege then shares purchased through the Oversubscription Privilege will be allocated pro rata based on the number of shares each subscriber for additional shares has purchased under the Basic Subscription Privilege, as more fully described in the Prospectus.

         o The Rights Offering expires at 5:00 p.m., New York City time, on [ ], 2001. If you do not exercise your Subscription Rights before that time, they will expire and will have no monetary value.


         If your ADSs are held in your name, a Subscription Certificate is enclosed. If your ADSs are held in the name of your bank or broker, you must contact your bank or broker if you wish to participate in this offering.


         If you do not exercise your Subscription Rights, your ownership in TRICOM may be diluted. Please see page ____ of the prospectus for a discussion of dilution and other risk factors.


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         If you have any questions concerning the Rights Offering, please feel
 free to contact TRICOM's [                       ], [                 ], at
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                                     Sincerely,

                                     By: /s/ MANUEL ARTURO PELLERANO PENA
                                         ---------------------------------------
                                         Manuel Arturo Pellerano Pena
                                         Chairman of the Board of Directors and
                                         Chief Executive Officer





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